Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-176759

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 10, 2012)

(Proposed holding company for Polonia Bank)

Up to 1,760,938 Shares

(subject to increase to 2,025,078 shares)

This supplements the prospectus of Polonia Bancorp, Inc. dated August 10, 2012. This prospectus supplement should be read together with the prospectus dated August 10, 2012 and the prospectus supplement dated September 17, 2012.

During the course of a routine regulatory examination, certain policy and procedural deficiencies were identified at our banking subsidiary, Polonia Bank, most notably in connection with our compliance with Bank Secrecy Act/Anti-Money Laundering (“BSA/AML”) regulations. As a result, we are taking actions, including the hiring of additional personnel, to oversee and implement a compliant BSA/AML program. In addition, we intend to improve the training of our current employees to ensure continued compliance. We also expect to incur additional costs to review and revise other existing policies to comply with current regulatory requirements. In light of these compliance issues, Polonia Bank may at some future date become a party to a regulatory enforcement order with its primary federal regulator, the Office of the Comptroller of the Currency (“OCC”). In the event of a formal enforcement order, we may be subject to certain restrictions with respect to our operations. We believe that no formal decision will be made with respect to an enforcement action for a number of weeks, perhaps even several months.

We do not expect that our remedial efforts will impact any historical financial information or affect our core banking operations going forward. While we will incur some near-term costs, we believe that we will resolve these compliance issues in a cost-effective and timely manner.

Resolicitation of Persons Who Have Placed Orders in the Subscription and Community Offering

In light of the developments discussed above, we are extending the offering and providing this Prospectus Supplement and a Supplemental Order Form to those persons who subscribed for shares in the offering to provide them with an opportunity to consider the information contained in this Prospectus Supplement as part of their investment decision. Anyone who previously submitted an order for shares in the offering must complete and return the Supplemental Order Form to confirm their order. Failure to return a Supplemental Order Form will result in the automatic cancellation of your order and return of your subscription funds, with interest, or termination of your withdrawal authorization.

If you wish to maintain your order, you must confirm your order by completing and returning the enclosed Supplemental Order Form, by mail using the enclosed postage paid envelope, by hand delivery or by overnight delivery service, to Polonia Bank at 3993 Huntingdon Pike, Huntingdon Valley, Pennsylvania 19006, to the attention of the Stock Information Center. You also have the right to increase, decrease or cancel your order by completing the appropriate section of the Supplemental Order Form. Your Supplemental Order Form must be received by us in our Stock Information Center by 4:00 p.m., Eastern time, on October 31, 2012. If we do not receive a Supplemental Order Form from you by that time, your order will be canceled.

Orders that are confirmed are irrevocable unless the offering is extended beyond November 10, 2012. If we extend the offering beyond November 10, 2012, we will again notify all subscribers and promptly return the funds of those subscribers who do not reconfirm their subscriptions. Subscription funds will continue to earn interest calculated at Polonia Bank’s statement savings rate, which is currently 0.25%, until the offering is completed or terminated.

To the extent that shares remain available for sale after the resolicitation period, Polonia Bancorp intends to extend the community offering and solicit additional purchasers. The community offering, if extended, may be terminated at any time in our sole discretion, and we retain the right to accept or reject, in whole or in part, any order received in the community offering.

This investment involves a degree of risk, including the possible loss of principal. Please read “Risk Factors” beginning on page 17 of the Prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Sandler O’Neill + Partners, L.P.

For assistance, contact the Stock Information Center, toll-free, at (888) 938-3480.

The date of this prospectus supplement is October 15, 2012

QUESTIONS AND ANSWERS REGARDING THE RESOLICITATION

Why are you conducting a resolicitation?

During the course of a routine regulatory examination, certain policy and procedural deficiencies were identified at Polonia Bank, most notably in connection with our compliance with Bank Secrecy Act/Anti-Money Laundering (“BSA/AML”) regulations. As a result, we are taking actions, including the hiring of additional personnel, to oversee and implement a compliant BSA/AML program. We also expect to incur additional costs to review and revise other existing policies to comply with current regulatory requirements. In light of these compliance issues, Polonia Bank may at some future date become a party to a regulatory enforcement order with its primary federal regulator, the Office of the Comptroller of the Currency (“OCC”). In the event of a formal enforcement order, we may be subject to certain restrictions with respect to our operations. The purpose of the resolicitation is to provide potential investors with an opportunity to consider this new information before confirming their investment decision.

Has there been a change in the size or terms of the offering?

No. There has been no change in the price per share or the number of shares being offered, and the offering continues to be based on the independent appraisal described in our Prospectus. Although we previously indicated that we expect to close the offering no higher than the midpoint of the offering range, if enough subscribers increase their orders as a result of the resolicitation, we may be required to close the offering higher than the midpoint of the offering range.

What if I don’t want to change my existing order?

If you want to maintain your order, you must confirm your order by completing the applicable section of the Supplemental Order Form and returning it to the Stock Information Center no later than 4:00 p.m., Eastern time, on October 31, 2012. If you do not return the Supplemental Order Form, we will cancel your order and return your subscription funds, with interest, or cancel the withdrawal authorization on your account.

How do I increase or decrease my order?

If you want to increase your order, you must complete the applicable section of the Supplemental Order Form and return it to our Stock Information Center no later than 4:00 p.m., Eastern time, on October 31, 2012, together with full payment for the additional shares. If you want to decrease your order, but not cancel it in its entirety, you must complete the applicable section of the Supplemental Order Form and return it to our Stock Information Center no later than 4:00 p.m., Eastern time, on October 31, 2012. Follow the instructions on the Supplemental Order Form to indicate how many more or fewer shares you wish to purchase.

What if I want to cancel my order?

If you want to cancel your order entirely, please complete the applicable section of the Supplemental Order Form and return it to our Stock Information Center no later than 4:00 p.m., Eastern time, on October 31, 2012. We will promptly cancel your order and return your subscription funds, with interest, or cancel your withdrawal authorization.

What if I don’t submit any Supplemental Order Form?

Under the regulations of the Board of Governors of the Federal Reserve System (“Federal Reserve”), if we do not receive a properly completed and executed Supplemental Order Form from you indicating whether you wish to confirm, modify or cancel your order, we must cancel your order in its entirety and return your subscription funds, with interest, or cancel your withdrawal authorization.

Why did I receive more than one Supplemental Order Form?

You may have received more than one Supplemental Order Form if you submitted more than one order. For example, you may have submitted one order form for stock to be registered in your name alone and another for stock to be registered with you and your spouse as joint tenants. You must submit a Supplemental Order Form for each order. We must cancel any order for which we do not receive a Supplemental Order Form.

May I change the stock registration or make other changes to my order?

No, you may only confirm your order, change the number of shares you are ordering or cancel your order. You may not make any other changes to your order, such as changes in stock registration.

May I or my associates submit new orders in addition to my existing order?

No. You may only confirm, modify or cancel your existing order. No new orders will be accepted during the resolicitation period.

Who do I call if I have any questions?

If you have any questions concerning the offering or your order, please call our Stock Information Center at (888) 938-3480.

RESOLICITATION PROCEDURES

As required by Federal Reserve regulations and the Plan of Conversion, anyone who previously submitted an order for shares in the offering must complete and return a Supplemental Order Form to confirm their order. Regardless of your original order, you may now choose to:

(1)	maintain your original order for the number of shares indicated on your previously submitted stock order form;

(2)	increase the number of shares subscribed for, subject to the maximum purchase limitations;

(3)	decrease the number of shares subscribed for, with any excess payment to be refunded promptly with interest thereon or any excess authorization for withdrawal to be canceled promptly; or

(4)	cancel your order in its entirety, with any payment to be refunded with interest thereon and any authorization for withdrawal to be canceled promptly.

To maintain, increase, decrease or cancel your original order, you must return a completed and signed Supplemental Order Form to Polonia Bank at 3993 Huntingdon Pike, Huntingdon Valley, Pennsylvania 19006, to the attention of the Stock Information Center, by 4:00 p.m., Eastern time, on October 31, 2012. We will not accept Supplemental Order Forms at our other offices. Once received, your Supplemental Order Form may not be modified or rescinded unless the offering is further extended beyond November 10, 2012. If we do not receive a completed Supplemental Order Form by 4:00 p.m. on October 31, 2012, your original order will be canceled automatically and your funds will be returned promptly with interest or your withdrawal authorization will be canceled.

Subscribers who desire to maintain their orders must return the Supplemental Order Form marked accordingly. Subscribers who desire to increase their orders may do so by returning the Supplemental Order Form along with full payment or with a withdrawal authorization from a deposit account at Polonia Bank for the amount of additional shares ordered. Subscribers who desire to decrease or cancel their orders may do so by returning the Supplemental Order Form marked accordingly, and they will receive a prompt refund with interest, or a reduction in the amount of their withdrawal authorization, as applicable, for the canceled portion of their original order.

If you submitted more than one stock order form in the offering, you should receive a separate Supplemental Order Form for each original order form submitted. You should contact the Stock Information Center promptly if you did not receive a Supplemental Order Form for each order you submitted. You must return a separate Supplemental Order Form for each original order submitted. Any order for which we do not receive a Supplemental Order Form will be canceled automatically upon expiration of the resolicitation period. If an original stock order form contained more than one signature, the Supplemental Order Form should be signed by all persons who signed the original stock order form. If all such persons do not sign the Supplemental Order Form, we reserve the right to treat the supplemental order form as invalid. Please call the Stock Information Center if you have any questions.

If you increase your order, you may pay for the additional shares by:

(1)	personal check, bank check or money order made payable directly to “Polonia Bancorp” (Polonia Bank line of credit checks and third-party checks of any type will not be accepted); or

(2)	authorizing us to withdraw money from the Polonia Bank deposit account(s) identified on the Supplemental Order Form.

Personal checks will be immediately cashed, so the funds must be available within the account when your Supplemental Order Form is received by us. Subscription funds submitted by check or money order will be held in a segregated account at Polonia Bank. We will pay interest calculated at Polonia Bank’s statement savings rate from the date those funds are received until completion or termination of the offering. Withdrawals from certificate of deposit accounts at Polonia Bank to purchase common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Polonia Bank must be available within the deposit accounts at the time the Supplemental Order Form is received. A hold will be placed on the amount of funds designated on your Supplemental Order Form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering.

The minimum number of shares that you may purchase is 25. We have increased the amount of stock that you may purchase as follows:

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You may now purchase up to 5.0% of the shares sold in the offering (65,078 shares ($520,624), 76,562 shares ($612,496) and 88,046 shares ($704,368) at the minimum, midpoint and maximum of the offering range, respectively).

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You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may purchase up to 5.0% of the shares sold in the offering (65,078 shares ($520,624), 76,562 shares ($612,496) and 88,046 shares ($704,368) at the minimum, midpoint and maximum of the offering range, respectively).

We may, without notice, further increase the purchase limitations to 9.99% of the total number of shares to be sold in the offering, provided orders for stock exceeding 5% of the total offering shall not exceed 10% of the offering. Unless required by regulation, no purchaser whose order was previously accepted will be required to decrease their order to comply with the 5% limitation.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

Our directors and executive officers, including their associates, previously subscribed for 32,750 shares, or $262,000, in the subscription and community offering and have indicated their intention to increase their orders in the current resolicitation to 39,000 shares, or $312,000. None of our directors or officers have entered into a binding agreement to purchase these shares and sufficient shares may not be available to satisfy subscriptions in all offering categories and, therefore, actual purchases could be more or less than indicated.

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